SIDERURGICA VENEZOLANA "SIVENSA", S.A.

07023468

SUPPL

COMMISION FILE
No. 82-3080

RECEIVED
2007 MAY 14 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ref. Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File No. 82-3080

The enclosed documents are being furnished by Sivensa pursuant to its exemption from section 12 (g) of the Securities Act of 1934 provided by rule 12g3-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of each single page and on the first page of each bound document enclosed herewith.

Very Truly Yours,

PROCESSED
MAY 1 7 2007
THOMSON
FINANCIAL

María Ignacia Curé
Alternate Judicial Representative

dw 5/14

Av. Venezuela, Torre América, piso 12, Bello Monte, Cod. Postal 1050, Apartado 4693,
Tlf: (0212) 707.62.00 (Master), Fax: (0212) 707.64.58
Caracas – Venezuela

RECEIVED
2007 MAY 14 A 9:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

COMMISION FILE
No. 82-3030

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Antonio Osorio
Investor Relations
Phone: 58-212-707.62.80
Telefax: 58-212-707.63.52
E-mail: antonio.osorio@sivensa.com

FOR IMMEDIATE DISTRIBUTION:

SIVENSA REPORTS RESULTS FOR THE SECOND QUARTER

CARACAS, APRIL 30, 2007... Siderúrgica Venezolana "SIVENSA" S.A. reported consolidated sales for the second quarter of fiscal year 2007, ended March 31, 2007, for US$ 248 MM, 20% higher than the sales recorded for the same quarter on the previous fiscal year. The operating profit was US$ 36 MM, compared to US$ 17 million in the term January-March 2006. The net profit attributable to Sivensa's shareholders was for US$ 13 MM, compared to US$ 6 MM recorded for the same term in the preceding fiscal year.

The improvement in the operating results is due mainly to an increase of the national sales of subsidiaries Sidetur and Vicson, and to an improvement of the operating results of subsidiary IBH as compared with the January-March quarter of the preceding fiscal year.

Interest and other financing expenses amounted to US$ 18 MM, compared to US$ 13 MM in the same quarter of 2006. This difference was due mainly to: i) increase of the interest on Sidetur's debt, which was refinanced in May 2006 at a rate higher than the preceding one; ii) application of interest on the entire debt after the restructuring, compared to the previous contract, according to which a tranche of the debt did not bear interest; iii) new indebtedness of Sidetur for US$ 19 MM; iv) increase of IBH's financial expenses due to an increase in the interest rate on bank loans in dollars; v) greater debt base of IBH due to interest capitalization for US$ 28.7 MM, and vi) increase of commercial interest rate of IBH with CVG Ferrominera Orinoco.

The line item *Other Operating Expenses, net*, shows an income of US$8.4 MM, compared to an expense of US$ 1 MM for the same quarter of the preceding fiscal year. The net income for this term is mainly due to the Draw Back tax refunds received by subsidiary IBH, for US$ 8.3 MM.

INTERNATIONAL MARKET

As a result of the high prices of metal scrap in the international market, the drive of construction activities in Europe, and the import reductions in the U.S. and European markets, the prices of long steel products reached a historical record for the quarter January-March 2007. Starting in April, a correction of such prices is expected as a result of new import pressures on Europe by Chinese steel, which recently has faced restrictions for its placement in the markets of the Middle East.

Regarding the pre-reduced market, the average FOB price for the sale of IBH's briquettes at the Port of Palua was US$ 219.02/MT, compared to US$ 171.22/MT for the same term of fiscal year 2006 (January-March 2006), and US$ 206.6/MT[1] in the immediately preceding quarter (October-December 2006). This variation reflects the increase of the international prices of briquettes due to the strong demand of metallics by Mediterranean countries, specifically Egypt, Greece and Turkey. In addition, Japan has increased its steel production to a significant level and Russia has reduced its scrap exports to almost 50%, which has generated an additional demand for metallics. During this term, China continued producing steel at an annual rate of 450 million MT, thus generating additional pressure on the prices of raw materials.

ANALYSIS PER BUSINESS SECTOR

Steel Sector

Sidetur's sales for the quarter January-March 2007 were for US$ 112 MM, 11% higher than those recorded in the same term of the preceding fiscal year. This increase is due to the growth in the construction sector in Venezuela, driven by a high liquidity and the progress of the works of infrastructure on the part of the State.

Sidetur continues progressing in its investment program for the capacity expansion, technological updating and efficiency increase of its steel plants, rolling mills, the electro welding plant and the scrap collection centers. The program was extended until March 2008 and the planned investment was increased from US$ 20 MM to US$ 40 MM.

Wire Sector

The sales of wire and wire products by Vicson and its subsidiaries during the quarter January-March 2007 were for US$ 49 MM, a 40% increase vis-à-vis the same term of

[1] The computation of these averages does not include byproducts.

the preceding fiscal year. This increase mainly reflects the improvement in domestic sales, especially those addressed to the agricultural and construction sectors. Additionally, the sales of subsidiary Proalco also increased with regard to those for January-March 2006.

Pre-reduced Sector

Subsidiary IBH recorded sales for US$ 98 MM, compared to sales for US$ 86 MM obtained for the same quarter of 2006. This increase is due to the higher price of briquettes in the international market, which enabled offsetting the effect of a lower sales volume in metric tons[2].

Venprecar Plant:

This plant's production in the quarter under analysis was of 175,418 MT, compared to 139,562 MT in the quarter January-March 2006. Venprecar's production during the January-March term was affected by two factors: a) the dearth of national pellets due to the shutdown of CVG FMO's pellet plant, and b) the temporary suspension of the pellet imports as of December 2006, as a result of Resolution 195 issued by the Ministry of Light Industries and Trade, which excluded this raw material from the list of products authorized to be imported at the official exchange rate[3]. While Venprecar's production for this quarter was affected by the abovementioned factors, the same was greater than the production for the comparable quarter of the preceding year, in which the dearth of raw materials had a more significant impact.

Regarding the dearth of pellets, CVG Ferrominera Orinoco's pellet plant started a shutdown in order to expand its installed capacity by 21%. According to sources from CVG Ferrominera Orinoco, the plant will resume operations in May. With this expansion, it expects to overcome the current deficit of this raw material in the Guayana region.

---

[2] For more information on the results for IBH, see this subsidiary's quarterly report at www.ibh.com.ve

[3] On February 28, the company obtained the authorization to import the pellets at the official exchange rate and in April Venprecar resumed the importation of this raw material.

Orinoco Iron Plant:

This plant produced 335,477 MT during the term January-March 2007, 19% more than the production for the quarter January-March 2006, mainly due to a greater stability of the production trains.

The plant's overhaul program, which contemplates the replacement of certain parts and equipment of trains 1, 2 and 3, has been advancing as planned, and is estimated to be completed by September. As a result of this program, the plant's availability will be increased.

EVENTS SUBSEQUENT TO THE CLOSING OF THE QUARTER

1. As announced in previous reports, in 2002 Orinoco Iron C.A. signed a briquette sales contract in exchange for an advance that enabled solving pressing liquidity problems. According to the terms of this contract, the company has sold this client 325,000 metric tons per year at a fixed price that, in the last years, has been substantially lower than the market price.

   This contract will expire upon completing the sale of the total amount of 325,000 TM pertaining to the final year, which milestone is expected to occur in July 2007. Early this April, Orinoco Iron S.C.S. signed a contract with this client according to which the company will receive a surcharge of US$ 49 per metric ton, applicable to the volume that is pending to be shipped. Additionally, a new contract was signed with the same client for the sale of 325,000 MT per annum, with expiration date December 31, 2009. The new contract contains major changes, such as the application of a price formula based on market prices, adjustments in the price based on a type of scrap, and the reduction of insurance risks related to the transportation contracts. The company expects the banks' approval for the full effectiveness of this new contract.

2. During the quarter under analysis in this Report, the company received CERTS certificates for Bs. 123.7 billion (US$ 57.5 million), which were used in April to reduce the debt with CVG Ferrominera Orinoco. As of April 27, IBH has no outstanding debt with this supplier. The payment of the matured debt and the consequential elimination of the late payment interest will inure in a major reduction of financing costs for this subsidiary.

SOCIAL RESPONSIBILITY

In the area of Social Responsibility the subsidiary Sidetur completed its contribution for the improvement of the works of infrastructure of the seat of the Children's Symphonic Orchestra of Carapita. In its activity devoted to the training of community leaders, which has been carried out for 13 years with the "Escuela de Vecinos de Venezuela", Sidetur Barquisimeto started the promotion of spaces for reflection on the people's participation through various forms of association.

During this quarter, subsidiary Vicson continued its active participation in the Dividendo Voluntario para la Comunidad, Seccional Carabobo, providing support to the following programs: infant vaccination, medical-dental, childrens' de-parasiting and food programs at children's cafeterias.

Additionally, subsidiaries Orinoco Iron and Venprecar, with a contribution of more than Bs. 300 MM, opened the tele-medicine module at Urimán, an indigenous community with more than 7,000 inhabitants located in the Gran Sabana. The tele-medicine center is the fifth one in a series of health centers promoted by Proyecto Maniapure, which use satellite communications to provide a diagnosis and primary medical assistance to indigenous communities located in remote areas. Additionally, there was inaugurated the dental module of Kamarata, another indigenous community with 11,000 inhabitants also located in the Gran Sabana.

VALUE OF SIVENSA'S INTEREST IN TERNIUM

On March 30, the last day of activity at the New York Stock Exchange for this quarter, Ternium's shares were listed at US$ 27.94 per ADR, which represents a value of US$ 94.4 MM for Sivensa's participation in this company.

Siderúrgica Venezolana SIVENSA S.A. is a Venezuelan corporation comprising three business units: Sidetur, engaged mainly in the manufacture of steel products for the construction, manufacturing and infrastructure industries; International Briquettes Holding, IBH, whose plants Venprecar and Orinoco Iron produce reduced iron briquettes to be used as high-quality raw material in the steel industry; and Vicson, which manufactures wire and wire products for the manufacturing, construction, agriculture and infrastructure sectors. The partners of Sivensa are: Belgium company Bekaert Corporation in the Vicson division, and Venezuelan company CVG Ferrominera Orinoco in the IBH division. Sivensa's labor force at March 31, 2007 was of 3.751 workers.

SIDERURGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
MARCH 31, 2007 AND 2006

(Thousands of US$)

	2007	2006
Assets		
Current Assets		
Cash and cash equivalents	132.897	92.225
Trading securities	213	-
Accounts receivable		
Commercial and other	178.716	129.732
Related Companies	159	416
Advances to suppliers	13.800	12.220
Inventories	123.709	90.579
Prepaid expenses and other current assets	10.662	4.916
Total current assets	460.156	330.088
Property, plant and equipment, net	1.343.786	1.254.908
Investments available for sale	94.439	95.823
Related companies	161	161
Deferred taxes	13.886	16.541
Deferred charges and other non-current assets	8.237	20.614
Total assets	1.920.665	1.718.135
Liabilities and shareholders' equity		
Current liabilities		
Short-term bank loans	3.232	7.857
Current portion of long-term loans	1.866	400
Accounts payable:		
Suppliers	115.660	88.988
Related companies and shareholders	99.003	41.521
Advances from suppliers	10.806	-
Profit sharing, vacation bonus and other personnel accruals	17.143	13.695
Taxes	9.166	-
Deferred taxes	-	6.120
Other current liabilities	22.241	17.274
Total current liabilities	279.117	175.855
Long-term loans	475.551	432.533
Related companies and shareholders	10.787	28.145
Long-term suppliers	3.110	1.354
Accrual for employee termination benefits, net of advances and loans to employees	16.855	11.750
Other long-term liabilities and accruals	51.639	46.506
Deferred taxes	206.115	200.047
Total liabilities	1.043.174	896.190
Shareholders' equity	877.491	821.945
Total liabilities and shareholders equity	1.920.665	1.718.135

SIDERURGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF RESULTS
QUARTERS ENDED MARCH 31, 2007 AND 2006

(Thousands of US$, except average outstanding shares and income per share amounts)

	2007	2006
Net Sales		
Exports	104.255	101.837
Domestic	143.610	105.316
	247.865	207.153
Cost of sales	(205.172)	(176.991)
Gross profit	42.693	30.162
General, administrative expenses	(15.483)	(12.155)
Other operating expenses, net	8.374	(1.058)
Operating profit	35.584	16.949
Interests and other financing costs, net	(18.325)	(13.205)
Translation adjustment	(126)	(834)
	(18.451)	(14.039)
Profit before taxes	17.133	2.910
Taxes	(4.390)	(4.311)
Profit (loss) net	12.743	(1.401)
Profit (loss) attributable to:		
Sivensa shareholders, net of interest in IBH subject to put option	13.047	5.949
Minority interests in subsidiaries	(304)	(7.350)
	12.743	(1.401)
Net income per share, attributable to Sivensa sharehoders (in US$)	0,003	0,001
Weighted average of outstanding shares (in thousands)	4.883.031	5.744.743

SIDERURGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF RESULTS
SIX MONTHS ENDED MARCH 31, 2007 AND 2006

(Thousands of US$, except average outstanding shares and income per share amounts)

	2007	2006
Net sales		
Exports	206.215	220.578
Domestic	275.359	190.190
	481.574	410.768
Cost of sales	(401.601)	(342.399)
Gross profit	79.973	68.369
General, administrative expenses	(33.223)	(26.818)
Other operating expenses, net	12.550	918
Operating profit	59.300	42.469
Interests and other financing cost, net	(35.525)	(23.299)
Translation adjustments, net	(819)	(834)
	(36.344)	(24.133)
Profit before taxes	22.956	18.336
Taxes	(10.770)	(8.398)
Net profit	12.186	9.938
Net profit attributable to:		
Sivensa shareholders, net of interest in IBH subject to put option	16.717	19.165
Minority interests in subsidiaries	(4.531)	(9.227)
	12.186	9.938
Net income per share, attributable to Sivensa sharehoders (in US$)	0,003	0,003
Weighted average of outstanding shares (in thousands)	4.883.031	5.744.743

END